CLAUDE RESOURCES INC.

Notice of Annual and Special Meeting of Shareholders

TAKE NOTICE that the Annual and Special Meeting (the "Meeting") of the shareholders of CLAUDE RESOURCES INC. (the "Corporation") will be held at the Sheraton Cavalier Hotel, Top Of The Inn, 612 Spadina Crescent East, Saskatoon, Saskatchewan, on Thursday the 10th day of May, 2012 at the hour of 10:00 a.m. (Saskatoon time) for the following purposes:

1.	To receive and consider the report of the directors and audited consolidated financial statements for the year ended December 31, 2011, and the report of the auditor thereon;

2.	To elect directors for the ensuing year;

3.	To appoint the auditor for the ensuing year and to authorize the directors of the Corporation to fix their remuneration;

4.	To consider and, if considered appropriate, pass an ordinary resolution to authorize and approve an amendment to the Corporation's Employee Share Purchase Plan;

5.	To consider and, if considered appropriate, pass an ordinary resolution of Independent Shareholders to ratify and approve the continued existence of the Corporation's Shareholder Rights Plan; and

6.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Particulars of the matters referred to above are set forth in the accompanying Management Information Circular.

Shareholders who are unable to attend the Meeting are requested to date, sign and return the enclosed form of proxy to Valiant Trust Company, 310, 606 - 4th Street SW, Calgary, Alberta T2P 1T1, in the enclosed self-addressed envelope or to the Chairman of the Corporation at Suite 200, 224 - 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5, not less than 24 hours prior to the time of the Meeting or any adjournment thereof.

DATED at the City of Saskatoon, in the Province of Saskatchewan, this 30th day of March, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

Ted J. Nieman Chairman